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                               November 30, 2021

       Xinpeng Luo
       Chief Accountant
       Guangshen Railway Company Limited
       No. 1052 Heping Road, Luohu District
       Shenzhen
       People   s Republic of China 518010

                                                        Re: Guangshen Railway
Company Limited
                                                            Form 20-F for
Fiscal Year Ended December 31, 2020
                                                            Response dated
October 27, 2021
                                                            File No. 001-14362

       Dear Mr. Luo:

              We have reviewed your October 27, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 30, 2021 letter.

       Form 20-F for the Year Ended December 31, 2020

       Key Information
       Risk Factors
       Risks Relating to Our Shareholders, page 14

   1. We note the revised disclosure provided in response to prior comment 3. Please revise your disclosure further
to address the legal risks associated with operating in China. In addition, provide more
detailed disclosure with regard to whether legal and operational risks associated with
operating in China could result in a material change in your operations and/or the
value of your ADSs or could significantly limit or completely hinder your ability to offer
or continue to offer securities to investors and cause the value of such securities to
significantly decline or be worthless.
 Xinpeng Luo
Guangshen Railway Company Limited
November 30, 2021
Page 2

         Please include disclosure that explains whether you are required to obtain any approvals to offer securities to foreign investors, and the consequences to you and your investors if you do not receive or maintain such approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
2. The revised disclosure provided as part of your response to prior comment 4 does not appear to address the liquidity risks that operating in China poses to investors. Please revise your disclosure in this regard. In addition, more directly address the risk that rules and regulations in China can change quickly with little advance notice.
3. Please expand the revised disclosure provided with your response to prior comment 4 to more clearly explain how regulatory, liquidity, and enforcement risks from operating in
         China could result in a material change in your operations and/or the value of your ADSs.
Risks Associated with Chinese Accounting Firms, page 18

4. Please expand the revised disclosure provided in response to prior comment 6 to discuss that the United States Senate passed the Accelerating Holding Foreign Companies
         Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
      You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or
Ethan
Horowitz, Branch Chief, at 202-551-3311 with any questions.



FirstName LastNameXinpeng Luo                                   Sincerely,
Comapany NameGuangshen Railway Company Limited
                                                                Division of
Corporation Finance
November 30, 2021 Page 2                                        Office of
Energy & Transportation
FirstName LastName